May 13, 2009


BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
------------------------------------------

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

         Re:      WNC California Housing Tax Credits III, L.P.
                  Form 10-K for the Year Ended March 31, 2007
                  Forms 10-Q for the quarters ended June 30, September 30 and December 31, 2007
                  File No. 000-23908

Dear Mr. Gordon:

         The registrant is in receipt of your letter to Wilfred N. Cooper, Jr., dated April 10, 2009 respecting the above-referenced registrant (the "Partnership"). I am the Chief Financial Officer of WNC & Associates, Inc., the general partner of the general partner of the Partnership.

         We note that certain of the Staff's comments request revision to the annual report on Form 10-K filed for the year ended March 31, 2007. We provide below the responses that would be included in that report if we were to file an amended report to include the responsive changes. We propose, however, that the Partnership not file an amended report but instead make such changes as appropriate to its next and all future 10-K filings. Filing an amended report for the year ended March 31, 2007, would involve significant delay in filing reports for subsequent periods, as well as unnecessary legal and auditing expense and administrative burden on the Partnership. We believe filing an amendment to the existing report is not necessary in the interest of Partnership investors or the public for the following reasons: (i) the Partnership is not publicly traded in any market, (ii) it is a single investment cycle vehicle designed for providing tax credits which have all been allocated and is currently in its disposition stage; and (iii) the Partnership will file currently delinquent reports with updated information for the years ended March 31, 2008 and 2009, and those reports will include, as appropriate, all of those changes determined through this comment and response process for the report currently on file.

         Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter. References to "the 10-K" are to the Annual Report on Form 10-K for the year ended March 31, 2007, unless otherwise noted:

Mr. Daniel L. Gordon
May 13, 2009
Page 2


1. We currently anticipate filing the annual report on Form 10-K for the year ended March 31, 2008, as well as the quarterly reports on 10-Q for the first three quarters of the year ended March 31, 2009, and the annual report on Form 10-K for the year ended March 31, 2009, by July 31, 2009. As noted above, that anticipated filing date could be delayed in the event that the Partnership is required to amend the 10-K and divert the attention and efforts of its auditors and staff to filing the amendment as a priority over these delinquent reports.

2. See Exhibit A, which is a schedule reflecting the expiration date of the 15 year compliance period for each of the Housing Complexes in which the Partnership holds an investment. A similar schedule will be included in all future annual reports on Form 10-K for the Partnership.

3. Please be advised that the requested disclosure can be found as the final risk factor in Item 1A of the 10-K, and similar risk factor disclosure will be included in any future annual reports as appropriate.

4. The Partnership's principal business objective is providing its investors with low income housing tax credits, not the generation of gains from the appreciation of real estate held by the Local Limited Partnerships. The Partnership proposes to include in its future annual reports disclosure of information similar to that set forth below for the year covered by the 10-K, as appropriate to such future reports.

                A loss in value of an investment in a Local Limited Partnership other than a temporary decline is recorded by the Partnership in its financial statements as an impairment loss. Impairment is measured by comparing the investment's carrying amount to the sum of the total amount of the remaining future Low Income Housing Tax Credits estimated to be allocated to the Partnership and the estimated residual value to the Partnership. For the years ended March 31, 2007, 2006 and 2005, impairment expense related to investments in Local Limited Partnerships was $0, $0 and $873,891, respectively.

5. The Partnership proposes to include the following disclosure in its future annual reports, as appropriate.

                  Historically, the Partnership has been unable to timely file and provide investors with all of its required periodic reports. In some instances, the delay has been substantial.

6. The Partnership proposes to include the following disclosure in its future annual reports, as appropriate, at the end of what is the penultimate paragraph included in Item 1A of the 10-K.

Mr. Daniel L. Gordon
May 13, 2009
Page 3


                  The General Partner decides how the Partnership's investments in Housing Complexes are managed, and when the investments will be sold. The General Partner may face a conflict in these circumstances because the General Partner's share of fees and cash distributions from the transaction may be more or less than their expected share of fees if a Housing Complex were not sold. The result of these conflicts could be that a Series may make investments which are less desirable, or on terms which are less favorable, to the Series than might otherwise be the case. The Partnership has not developed any formal process for resolving conflicts of interest. However, the General Partner is subject to a fiduciary duty to exercise good faith and integrity in handling the affairs of the Partnership, and that duty will govern its actions in all such matters. Furthermore, the manner in which the Partnership can operate and sell investments are subject to substantial restrictions in the Partnership Agreement.

7. The Partnership will include in future annual reports the occupancy rate for each of the properties held by the Local Limited Partnerships for each of the preceding five years. The table set forth as Exhibit B to this letter provides the occupancy rates for the five years through March 31, 2007, that would be included in the 10-K.

         The Partnership does not directly own any real properties, but instead owns Limited Partnership interests in various Local Limited Partnerships that are accounted for on the equity method. The Local Limited Partnerships own the underlying real properties.

         Information concerning historical rental rates is not available to the Partnership without significant effort and expense, and, for the reasons discussed below, is not material to an investor in the Partnership. Such information would thus not be included in future annual reports on Form 10-K.

         As noted above, the principal investment objective of the Partnership has been to provide low income housing tax credits. Rental rates for the properties held by the Local Limited Partnerships are not market rates. Subsidized housing subject to low income housing tax credit allocations is typically also subject to a number of rules and regulations imposed by the subsidizing agencies. These include restrictions on the tenants who are eligible to occupy the apartment units, the establishment of rental rates or scales, and limitations imposed on rental increases. Accordingly, rental rates would not reflect the residential real estate rental market for any of the properties, changes in such markets or trends in the operations of the properties, but would instead reflect primarily the impact of the subsidy programs generating the tax credits. As the tax credits have been the Partnership's principal objective, the detailed historical rental rate information is not material to investors.

Mr. Daniel L. Gordon
May 13, 2009
Page 4


8. We note that the requested information is not specifically required by Form 10-K or Regulation S-K. Furthermore, the type of requested information is not maintained or used by the General Partner, nor would it be available to the Partnership without a significant investment of time and other resources. Moreover, the Partnership does not believe that the information is material to an individual investor. The Partnership reports income and loss from its investments on an equity basis, and does not separately provide depreciation information on a property by property basis. The investors have invested in the Partnership for the purpose of receiving allocations of low income housing tax credits, an objective which has been satisfied and is unrelated to real property depreciation. The Partnership believes that property by property depreciation information is of limited value in the context of a low income housing tax credit partnership, particularly in light of restrictions on the use by investors of passive losses under provisions in the Internal Revenue Code. The Partnership does not provide operating cash distributions, and tax depreciation information is of limited, if no, value to most individual investors. The Partnership believes that any limited value of such information is far outweighed by the cost to derive, present and maintains such information solely for the purpose of reporting.

         As noted above, Partnership does not directly own any real properties, but instead owns Limited Partnership interests in various Local Limited Partnerships that are accounted for on the equity method. The Local Limited Partnerships own the underlying real properties.

9. No distributions were paid by the Partnership during the two most recent years covered by the annual report. Typically distributions are not made to Limited Partners unless a Local Limited Partnership is sold. The Partnership confirms that future reports will include a statement quantifying any distributions during the periods covered by the reports or, in the alternative, will state that no distributions have been made during the period where appropriate.

10. This will confirm that future Form 10-K filings will include the following biographical information under Item 10:

         Kay L. Cooper, age 72, is a Director of WNC & Associates, Inc. and has not otherwise been engaged in business activities during the previous five years. Kay Cooper was the sole proprietor of Agate 108, a manufacturer and retailer of home accessory products, from 1975 until its sale in 1998. She is the wife of Wilfred Cooper, Sr. and the mother of Wilfred Cooper, Jr. Ms. Cooper graduated from the University of Southern California in 1958 with a Bachelor of Science degree.

         Jennifer E. Cooper, age 46, is a Director of WNC & Associates, Inc. and has not otherwise been engaged in business activities during the previous five years. She is the wife of Wilfred Cooper, Jr. and attended the University of Texas from 1981 to 1986.

Mr. Daniel L. Gordon
May 13, 2009
Page 5


11. Item 9A paragraph (a) will be revised in future reports to add the language set forth below. We confirm that future filings will accurately describe the officers' conclusions regarding the effectiveness of the registrant's disclosure controls and procedures.

                  Notwithstanding the foregoing, the Partnership must rely on the Local Limited Partnerships to provide the Partnership with certain information necessary to the timely filing of the Partnership's periodic reports. Factors in the accounting at the Local Limited Partnerships have caused delays in the provision of such information, and resulted in the Partnership's inability to file its periodic reports in a timely manner. These factors are not within the control of the Partnership or the General Partner and may cause delays in the filing of future periodic reports.

12. Please be advised that the Partnership did not pay the full amount of the asset management fee for the years covered by the 10-K because Partnership cash was insufficient for such purpose. Please see item 3 above. Disclosure to this effect will be included in future annual reports filed by the Partnership.

13. Please be advised that unpaid operating expenses reimbursable to the General Partner were in the amounts of $21,336, $33,733 and $29,356 for the fiscal years covered by the 10-K. The amount of unpaid operating expenses will be included in future annual reports filed by the Partnership.

14. Item 11 of the 10-K would read in its entirety as follows, and future annual reports on Form 10-K will include updated disclosure in substantially the same format:

                  The General Partners and their Affiliates are not permitted under Section 5.6 of the Partnership's Agreement of Limited Partnership (the "Agreement," incorporated as Exhibit 3.1 to this report) to receive any salary, fees, profits, distributions or allocations from the Partnership or any Local Limited Partnership in which the Partnership invests except as expressly allowed by the Agreement. The compensation and other economic benefits to the General Partner and its Affiliates provided for in the Agreement are summarized below.

                  (a)  Compensation for Services

                  For services rendered by the Managing General Partner or an Affiliate of the Managing General Partner in connection with the administration of the affairs of the Partnership, the Managing General Partner or any such Affiliate may receive an annual Asset Management Fee in an amount equal to 0.5% of Invested Assets in Local Limited Partnerships which are subsidized under one or more Federal, state or local housing assistance programs. The Asset Management Fee is payable with respect to the previous calendar quarter on the first day of each calendar quarter during the year. Accrued but unpaid Asset Management Fees for any year are deferred without interest and are payable in subsequent years from any funds available to the Partnership after payment of all other costs and expenses of the Partnership, including any capital reserves then determined by the Managing General Partner to no longer be necessary to be retained by the Partnership, or from the proceeds of a sale or refinancing of Partnership assets. Fees of $181,384, $181,385 and $181,385, were incurred during the years ended March 31, 2007, 2006 and 2005, respectively. The Partnership paid the General Partners and or their affiliates $34,000, $53,000 and $30,000 of those fees during the each of the years ended March 31, 2007, 2006 and 2005, respectively.

Mr. Daniel L. Gordon
May 13, 2009
Page 6


                  Subject to a number of terms and conditions set forth in the Agreement, the General Partner and its Affiliates may be entitled to compensation for services actually rendered or to be rendered in connection with (i) selecting, evaluating, structuring, negotiating and closing the Partnership's investments in Local Limited Partnership Interests, (ii) the acquisition or development of Properties for the Local Limited Partnerships, or (iii) property management services actually rendered by the General Partners or their Affiliates respecting the Properties owned by Local Limited Partnerships. The Partnership has completed its investment stage, so no compensation for the services in (i) or (ii) has been paid during the period covered by this report and none will be paid in the future. None of the services described in (iii) were rendered and no such compensation was payable for such services during the periods covered by this report.

                  (b)  Operating Expenses

                  Reimbursement to a General Partner or any of its Affiliates of Operating Cash Expenses is subject to specific restrictions in
                  Section 5.3.4 of the Partnership's Agreement of Limited Partnership (the "Agreement," incorporated as Exhibit 3.1 to this report). The Agreement defines "Operating Cash Expenses" as

                           " . . . the amount of cash disbursed by the Partnership . . . in the ordinary course of business for the payment of its operating expenses, such as expenses for advertising and promotion, management, utilities, repair and maintenance, insurance, investor communications, legal, accounting, statistical and bookkeeping services, use of computing or accounting equipment, travel and telephone expenses, salaries and direct expenses of Partnership employees while engaged in Partnership business, and any other operational and administrative expenses necessary for the prudent operation of the Partnership. Without limiting the generality of the foregoing, Operating Cash Expenses shall include fees paid by the Partnership to any General Partner or any Affiliate of a General Partner permitted by this Agreement and the actual cost of goods, materials and administrative services used for or by the Partnership, whether incurred by a General Partner, an Affiliate of a General Partner or a non-Affiliated Person in performing the foregoing functions. As used in the preceding sentence, actual cost of goods and materials means the actual cost of goods and materials used for or by the Partnership and obtained from entities not Affiliated with a General Partner, and actual cost of administrative services means the pro rata cost of personnel (as if such persons were employees of the Partnership) associated therewith, but in no event to exceed the Competitive amount."

Mr. Daniel L. Gordon
May 13, 2009
Page 7


                  The Agreement provides that no such reimbursement shall be permitted for services for which a General Partner or any of its Affiliates is entitled to compensation by way of a separate fee. Furthermore, no such reimbursement is to be made for (a) rent or depreciation, utilities, capital equipment or other such administrative items, and (b) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any "controlling person" of a General Partner or any Affiliate of a General Partner. For the purposes of Section 5.3.4, "controlling person" includes, but is not limited to, any person, however titled, who performs functions for a General Partner or any Affiliate of a General Partner similar to those of: (1) chairman or member of the board of directors; (2) executive management, such as president, vice president or senior vice president, corporate secretary or treasurer; (3) senior management, such as the vice president of an operating division who reports directly to executive management; or (4) those holding 5% or more equity interest in such General Partner or any such Affiliate of a General Partner or a person having the power to direct or cause the direction of such General Partner or any such Affiliate of a General Partner, whether through the ownership of voting securities, by contract or otherwise.

                  (c)      Interest in Partnership

         The General Partner receives 1% of the Partnership's allocated Low Income Housing Tax Credits, which approximated which approximated $0, $4,000 and $15,000 for Associates and $0, $0 and $4 for the General Partner in the aggregate for the tax years (calendar years) ended December 31, 2006, 2005 and 2004, respectively. The General Partner is also entitled to receive 1% of the Partnership's operating income or losses, gain or loss from the sale of property and operating cash distributions. There were no distributions of operating cash to the General Partner during the years ended March 31, 2007, 2006 and 2005. The General Partner has an interest in sale or refinancing proceeds as follows: after the Limited Partners have received a return of their capital plus a specified return on capital, General Partner may receive an amount equal to its capital contribution, less any prior distribution of such proceeds, then the General Partner may receive 10% and the Limited Partners 90% of any remaining proceeds. There were no such distributions to the General Partner during the years ended March 31, 2005, 2006 or 2007.

Mr. Daniel L. Gordon
May 13, 2009
Page 8



15. Please be advised that, in future filings, the Partnership will file certifications in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

16. For the reporting year ended March 31, 2007, Colonial Village Roseville met the qualifications of a small business issuer as defined by Regulation S-B, had they been required to file on a stand-alone basis. As a small business issuer, they would have been required to only provide statements of operations and cash flows for each of the two years preceding the most recent balance sheet. Further, for the reporting year ended March 31, 2007, the Partnership met the qualifications of a small business issuer as defined by Regulation S-B. Under Item 310 of Regulation S-B, the financial statement requirements prescribed by Rule 3-09 of Regulation S-X do not apply. Although the Partnership did not elect to file as an S-B filer, the Partnership believes the Staff should take that into account with respect to this particular issue.

         Prospectively, we believe the Partnership meets the qualifications of a Smaller Reporting Company. As a Smaller Reporting Company, the Partnership is eligible to file Form 10-K and through application of Rule 8-01, Note 2 to Section 210.8 of Regulation S-X, Rule 3-09 of Regulation S-X does not apply and the Partnership would not be required to file financial statements for any investment accounted for on the equity method.

         Based upon the above, the Partnership believes that it has provided financial information in compliance with the Commission's rules.

                                      *****

         In connection with the foregoing, the Partnership hereby acknowledges that:

         - The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
         - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         - the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact me at
(714) 662-5565 ext. 114 or Melanie Wenk at (714) 662-5565 ext 171.

                                Very truly yours,




                                /s/ Thomas J. Riha
                                ------------------

                                Thomas J. Riha
                                Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.

cc:      Jonathan Wiggins
         Kristina Aberg
         Division of Corporation Finance
         Securities and Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549

         Paul G. Dannhauser, Esq.

                                    EXHIBIT A

                  EXPIRATION DATE FOR 15-YEAR COMPLIANCE PERIOD

          LOCAL LIMITED
         PARTNERSHIP NAME                             15-YEAR EXPIRATION DATE
 -------------------------------------------------------------------------------

 Almond Garden Apartment Associates                                2009
 Almond View Apartments, Ltd.                                      2010
 Buccaneer Associates, Limited                                     2008
 Candleridge Apartments of Perry L.P. II                           2009
 Colonial Village Roseville                                        2010
 Dallas County Housing, Ltd.                                       2009
 La Paloma del Sol Limited Partnership                             2009
 Memory Lane Limited Partnership                                   2009
 Nueva Sierra Vista Associates                                     2010
 Old Fort Limited Partnership                                      2008
 Orosi Apartments, Ltd.                                            2009
 Parlier Garden Apts.                                              2010
 Rosewood Apartments Limited Partnership                           2009
 Sun Manor, L.P.                                                   2009
 Tahoe Pines Apartments                                            2009
 Venus Retirement Village, Ltd.                                    2010
 Walnut - Pixley, L.P.                                             2009
 Winters Investment Group                                          2009

                                                           OCCUPANCY RATES
                                                                                                  AS OF DECEMBER 31,
                                                                                ----------------------------------------------------
       LOCAL LIMITED
      PARTNERSHIP NAME           LOCATION             GENERAL PARTNER NAME            2006      2005      2004      2003      2002
------------------------------------------------------------------------------------------------------------------------------------

Almond Garden Apartment     Delhi, California         Anthony Donovan
Associates                                                                             97%      100%       97%       97%      100%

Almond View Apartments,     Stockton, California      Daniel C. Logue and
Ltd.                                                  Cyrus Youssefi                   94%      100%       99%       97%       99%

Buccaneer Associates,       Fernandia Beach, Florida  Clifford E. Olsen
Limited                                                                               100%      100%      100%       96%      100%

Candleridge Apartments of   Perry, Iowa               Eric A. Sheldahl
Perry L.P. II                                                                          96%      100%      100%       83%      100%

Colonial Village Roseville  Roseville, Calfornia      S.P. Thomas
                                                      Company of Northern
                                                      California Inc. and
                                                      Project Go, Inc.                 93%      100%       98%       98%      100%

Dallas County Housing,      Orrville, Alabama         Thomas H. Cooksey
Ltd.                                                  and Apartment
                                                      Developers, Inc.                 79%       84%       89%       89%      100%

La Paloma del Sol Limited   Deming, New Mexico        Dean Greenwalt
Partnership                                                                            95%       95%       89%       92%       87%

Memory Lane Limited         Yankton, South Dakota     Skogen - Peterson,
Partnership                                           Inc.                            100%       94%       94%      100%      100%

Nueva Sierra Vista          Richgrove, California     Self-Help
Associates                                            Enterprises, Inc.
                                                      and Nueva Sierra
                                                      Vista Corporation               100%      100%       97%       91%      100%


                                                           OCCUPANCY RATES
                                                                                                  AS OF DECEMBER 31,
                                                                                ----------------------------------------------------
       LOCAL LIMITED
      PARTNERSHIP NAME           LOCATION             GENERAL PARTNER NAME            2006      2005      2004      2003      2002
------------------------------------------------------------------------------------------------------------------------------------

Old Fort Limited            Hidalgo, Texas            Alan Deke Noftsker
Partnership                                           and ABO Corporation              95%       93%       98%       97%       97%

Orosi Apartments, Ltd.      Orosi, California         Douglas W. Young                 95%       93%       93%      100%      100%

Parlier Garden Apts.        Parlier, California       David J. Micheal
                                                      and Professional
                                                      Apartment
                                                      Management, Inc.                100%      100%       98%       98%      100%

Rosewood Apartments         Superior, Wisconsin       Duffy Development
Limited Partnership                                   Company, Inc.                    95%       85%       85%       95%      100%

Sun Manor, L.P.             Itta Bena, Mississippi    Glenn D. Miller                 100%      100%       94%      100%      100%

Tahoe Pines Apartments      South Lake Tahoe,         David J. Michael,
                            California                Bucky Fong, Dean
                                                      Pearson, Coy Elvis
                                                      and Dr. Patricia
                                                      Hatton                           96%       96%      100%       89%      100%

Venus Retirement Village,   Venus, Texas              W. Joseph Chamy
Ltd.                                                                                   96%      100%      100%       98%       96%

Walnut - Pixley, L.P.       Orange, California        Walnut - Pixley, Inc.           100%       95%      100%      100%       95%

Winters Investment Group    Winters, California       John P. Casper                  100%      100%      100%      100%       97%
                                                                                     -----     -----      -----    -----     -----

                                                                                       96%       96%       96%       95%       98%
                                                                                     =====     =====      =====    =====     =====

